UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Exhibit 99.1

BANCOLOMBIA ANNOUNCES INFORMATION REGARDING THE IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Medellín, Colombia. June 15, 2015

Bancolombia releases a comparative report of quarterly and year-end financial information corresponding to fiscal year 2014, furnished under International Financial Reporting Standards (IFRS) and compared against Colombian general accounting principles (COLGAAP) effective before the adoption of IFRS.

DISCLAIMER

This report corresponds to the interim unaudited consolidated financial statements of Bancolombia S.A. and its subsidiaries under control (“Bancolombia” or the “Bank”). These financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS, and are presented in nominal figures. Bancolombia maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”.

CAUTIONARY NOTE REGARDING CHANGES IN APPLICATION OF IFRS BY THE BANK: Until 2014, Bancolombia prepared its financial statements under the rules issued by the Colombian Superintendence of Finance (Colombian GAAP). Beginning on January 1, 2015, the financial statements of Bancolombia are being prepared under IFRS. Bancolombia’s first IFRS financial statements will cover the year ending on December 31, 2015 and will also include the comparative financial statements for the year ending on December 31, 2014.

The interim unaudited consolidated financial information for interim periods within 2015, and the comparative interim 2014 period may be further amended until Bancolombia establishes its definitive IFRS accounting policies in accordance with the IFRS 1, implements applicable IFRS rules as of December 31, 2015, and prepares the first audited annual consolidated financial statements.

Any future dividends to be declared in the general shareholder’s meeting of Bancolombia S.A. will be determined based on non-consolidated financial information prepared under IFRS as modified by the Colombian Superintendence of Finance, which can differ in certain material respects to that prepared under IFRS as promulgated by the International Accounting Standards Board.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments.

1

CONSOLIDATED BALANCE SHEET

December 31, 2014

(COP million)

	COLGAAP	IFRS *	Change (COP)	Change (%)
ASSETS
Cash and balances at central bank	11,192,825.00	11,194,859	2,034	0.02%
Investments	13,677,801	13,020,412	(657,389)	-4.81%
Derivative financial instruments	1,472,879	1,448,845	(24,034)	-1.63%
Loans and advances to customers	108,687,061	115,133,130	6,446,069	5.93%
Allowance for loan and financial leases losses	(4,862,404)	(4,777,170)	85,234	-1.75%
Goodwill	4,033,882	4,583,927	550,045	13.64%
Deferred tax	200,853	440,735	239,882	119.43%
Operating leases, net	3,511,304	1,169,964	(2,341,340)	-66.68%
Other assets	10,810,660	7,600,655	(3,210,005)	-29.69%
TOTAL ASSETS	148,724,861	149,815,357	1,090,496	0.73%

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits	95,337,222	95,883,080	545,858	0.57%
Derivative financial instruments	1,230,434	1,161,634	(68,800)	-5.59%
Borrowings from other financial institutions	13,846,543	13,918,234	71,691	0.52%
Debt securities	13,682,855	13,825,185	142,330	1.04%
Preferred shares	-	579,946	579,946	100.00%
Employee benefits, pension plan	108,717	126,379	17,662	16.25%
Deferred tax	237,896	645,101	407,205	171.17%
Other liabilities	6,969,453	5,964,422	(1,005,031)	-14.42%
TOTAL LIABILITIES	131,413,120	132,103,981	690,861	0.53%
SHAREHOLDERS’ EQUITY ATTRIBUTABLE THE OWNERS OF THE PARENT COMPANY	16,817,354	17,210,418	393,064	2.34%
NON-CONTROLLING INTEREST	494,387	500,958	6,571	1.33%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	148,724,861	149,815,357	1,090,496	0.73%

* Figures under IFRS are not audited and are subject to revision

2

BALANCE SHEET VARIATIONS BETWEEN COLOMBIAN GAAP AND IFRS

December 31, 2014

(COP million)

CONSOLIDATED BALANCE SHEET (COP millions)	Change IFRS vs Col GAAP

ASSETS	1,090,496
Fair value of investment property and restatement of other assets	519,873
Goodwill	431,890
Deferred tax	239,882
Derivatives - Credit Value Adjustment	(24,034)
Other	(77,115)

LIABILITIES	196,474
Preferred shares	579,946
Non-controlling interest	(494,387)
Deferred tax liabilities	407,205
Derivatives - Debit Value Adjustment	(68,800)
Interests originated from trouble debt restructuring	(83,886)
Other liabilities	(143,604)

EQUITY	894,022
Non-controlling interest	500,958
Preferred shares	(579,946)
Conversion adjustments	605,071
First time adoption and translation adjustment (Other Comprehensive Income)	367,939
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,090,496

* Figures under IFRS are not audited and are subject to revision

3

ASSETS	COLGAAP	IFRS *	Change (COP)	Change (%)		Explanation
					↑	Increase due to mark-to-market valuation of non-compulsory fixed income securities, formerly classified as held to maturity but now classified as trading securities
Investments	13,677,801	13,020,412	(657,389)	-4.81%	↑	Increase due to the valuation of equity securities (less than 20% ownership)
					↓	Investments in associates and joint ventures were reclassified as other assets

Derivative financial instruments	1,472,879	1,448,845	(24,034)	-1.6%	↓	Reduction due to the inclusion of Credit Value Adjustment / Debit Value Adjustment in the valuation of contracts
					↑	Increased due to first day valuation of deferred accounts

					↑	Increase by reclassification of operating leases into financial leases
Loans and advances to customers	108,687,061	115,133,130	6,446,069	5.93%	↑	Financial Leasing-related advance payments reclassified into loans and leases
					↑	Increase due to the recognition of suspended interest as part of the loan

Allowance for loan and financial leases losses	(4,862,404)	(4,777,170)	85,234	-1.75%	↓	Reduction in allowances. Under Colombian GAAP, allowances are estimated based on expected losses while under IFRS, allowances are estimated based on incurred losses

Goodwill and Intangible assets	4,033,882	4,583,927	550,045	13.64%	↑	Under IFRS, goodwill remains constant in USD at the level of the date of initial adoption. It is converted to COP each period. Under Colombian GAPP, Goodwill was amortized.

Deferred tax	200,853	440,735	239,882	119.43%	↑	Increase in deferred tax asset due to differences between fiscal and financial accounting

Operating leases, net	3,511,304	1,169,964	(2,341,340)	-66.68%	↓	Reclassification of some assets from operating leases into financial leases

					↑	Increase due to reclassification of investments in associated companies and joint ventures
					↓	Reduction due to reclassification of investment and properties' re-appraisals as a greater value of the asset
Other assets	10,810,660	7,600,655	(3,210,005)	-29.69%	↑	Under IFRS, Investment properties are measured using a fair value model and it generated an increase in the recorded amount. Under Colombian GAAP, those assets are subject to depreciation charges
					↑	Increase due to the extension of useful life of assets
					↓	Reduction in financial leasing-related advance payments reclassified into loans and leases

* Figures under IFRS are not audited and are subject to revision

4

LIABILITIES	COLGAAP	IFRS *	Change (COP)	Change (%)		Explanation
					↑	Increase due to reclassification of interbank funds into deposits, according to some features of those funds
Deposits	95,337,222	95,883,080	545,858	0.57%	↑	Increase due to the addition of interest payable to the balance of the obligations

Derivative financial instruments	1,230,434	1,161,634	(68,800)	-5.59%	↓	Reduction due to the inclusion of Credit Value Adjustment / Debit Value Adjustment in the valuation of contracts

Borrowings from other financial institutions	13,846,543	13,918,234	71,691	0.52%	↑	Reclassification of interest and fees payable to the balance of financial obligations

Debt securities	13,682,855	13,825,185	142,330	1.04%	↑	Increase due to the addition of interest payable to the balance of the obligations
					↓	Costs associated to the issuance of securities are recorded as a lower value of the obligation and recognized through the income statement during the term of the securities using the amortized cost method

Preferred shares	-	579,946	579,946	100.00%	↑	Under IFRS, the present value of the minimum dividend on preferred shares is recognized as a liability

Employee benefit - pension plan	108,717	126,379	17,662	16.25%	↑	Under IFRS, employee benefits (including pensions) are recognized using actuarial calculations

Deferred tax liabilities	237,896	645,101	407,205	171.17%	↑	Increase in deferred tax liability due to differences between fiscal and financial accounting

					↓	Reclassification of interest payable on deposits, bonds and financial obligations
Other liabilities	6,969,453	5,964,422	(1,005,031)	-14.42%	↑	Under IFRS, greater liabilities are recorded due to provisions on contingent liabilities related to transactions such as financial guarantees and credit cards

* Figures under IFRS are not audited and are subject to revision

5

CONSOLIDATED INCOME STATEMENT

December 31, 2014

(COP million)

	COLGAAP	IFRS *	Change (COP)	Change (%)
Interest income	9,345,608	9,451,353	105,745	1.13%
Interest expenses	3,240,787	3,253,669	12,882	0.40%
Net interest income	6,104,821	6,197,684	92,863	1.52%
Net provisions	(1,405,054)	(1,052,770)	352,284	-25.07%
Fees and income from services, net	2,236,895	2,226,695	(10,200)	-0.46%
Other operating income	1,152,355	853,463	(298,892)	-25.94%
Operating expenses	(5,164,655)	(5,075,509)	89,146	-1.73%
Goodwill amortization	(397,798)	-	397,798	-100.00%
Non-operating income	(58,768)	-	58,768	-100.00%
Income tax	(589,075)	(650,502)	(61,427)	10.43%
NET INCOME	1,878,721	2,499,061	620,340	33.02%

* Figures under IFRS are not audited and are subject to revision

MAIN VARIATIONS OF THE INCOME STATEMENT

December 31, 2014

(COP million)

ITEM	COLGAAP	IFRS *	Change (COP)	Change (%)		Explanation
					↑	Reclassification of operating leasing revenues that under IFRS are considered financial leases
Interest income	9,345,608	9,451,353	105,745	1.13%	↑	Adjustment on valuation of investments and derivatives
					↑	Under IFRS, interest on loans are affected by the effective interest rate, including origination fees, etc

Net provisions	(1,405,054)	(1,052,770)	352,284	-25.07%	↓	Reduction in the provision expenses. Under Colombian GAAP, allowances are estimated with expected losses while under IFRS, allowances are estimated with incurred losses

Other Operating Income	1,152,355	853,463	(298,892)	-25.94%	↓	Reclassification of operating leasing revenues into interest income on leases that under IFRS are considered financial leases

					↓	Reduction of depreciation expenses related to operating leases. Additionally, lower depreciation charges as a result of increased useful lives
Operating expenses	(5,164,655)	(5,075,509)	89,146	-1.73%	↑	Increase in employee benefits expenses due to actuarial estimation of pension and long term benefit plan liabilities

Goodwill amortization	(397,798)	-	397,798	-100.00%	↓	Under IFRS, goodwill is not amortized

Non-operating income	(58,768)	-	58,768	-100.00%	↓	Under IFRS, the concept of non-operating activities does not exist, all these transactions have been re-classified into other accounts

Income tax	(589,075)	(650,502)	(61,427)	10.43%	↑	Increase in deferred taxes due to differences between fiscal and financial accounting

* Figures under IFRS are not audited and are subject to revision

6

CONDENSED QUARTERLY BALANCE SHEET (IFRS) - 2014

(COP million)

CONSOLIDATED BALANCE SHEET (IFRS)
(COP million)	December 2014 *	September 2014 *	June 2014 *	March 2014 *
ASSETS
Cash and balances at central bank	11,194,859	10,001,915	8,436,446	8,409,611
Investments	13,020,412	12,483,969	11,339,303	14,850,272
Derivative financial instrument	1,448,845	609,010	553,659	565,566
Loans and advances to customers	115,133,130	104,175,428	100,745,428	98,566,176
Allowance for loan and financial leases losses	(4,777,170)	(4,762,062)	(4,605,425)	(4,538,403)
Goodwill	4,583,927	3,971,230	3,742,022	3,966,051
Deferred tax	440,735	563,991	397,948	502,432
Operating leases, net	1,169,964	1,097,272	1,046,713	843,660
Other assets	7,600,655	7,683,025	7,855,308	7,508,223
TOTAL ASSETS	149,815,357	135,823,778	129,511,402	130,673,588

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	95,883,080	86,636,495	84,242,990	83,520,819
Derivative financial instrument	1,161,634	493,078	384,366	460,057
Borrowings from other financial institutions	13,918,234	11,474,946	11,062,008	12,259,156
Debt securities	13,825,185	12,641,255	11,906,963	12,478,608
Preferred shares	579,946	565,076	550,504	536,445
Employee benefits, pension plan	126,379	120,325	120,574	120,839
Deferred tax	645,101	628,705	603,154	587,969
Other liabilities	5,964,422	6,898,207	4,909,522	5,473,781
TOTAL LIABILITIES	132,103,981	119,458,087	113,780,081	115,437,674
SHAREHOLDERS’ EQUITY ATTRIBUTABLE THE OWNERS OF THE PARENT COMPANY	17,210,418	15,887,924	15,245,881	14,776,478
NON-CONTROLLING INTEREST	500,958	477,767	485,440	459,436
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	149,815,357	135,823,778	129,511,402	130,673,588

* Figures under IFRS are not audited and are subject to revision

CONDENSED QUARTERLY INCOME STATEMENT (IFRS) - 2014

(COP million)

	4Q 2014 *	3Q 2014 *	2Q 2014 *	1Q 2014 *
Interest income	2,539,512	2,223,203	2,341,313	2,347,325
Interest expense	858,518	819,145	770,456	805,550
Net interest income	1,680,994	1,404,058	1,570,857	1,541,775
Net provisions	(2,451)	(369,888)	(322,616)	(357,815)
Fees and income from services, net	601,089	551,687	559,426	514,493
Other operating income	52,992	273,687	243,260	283,524
Operating expenses	(1,519,015)	(1,188,222)	(1,200,600)	(1,167,672)
Income tax	(103,691)	(115,433)	(228,793)	(202,585)
NET INCOME	709,918	555,889	621,534	611,720

 * Figures under IFRS are not audited and are subject to revision

7

	QUARTER					AS OF
PRINCIPAL RATIOS	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
PROFITABILITY
Return on average total assets	1.87%	1.91%	1.68%	1.99%	1.64%	1.87%	1.90%	1.81%	1.83%	1.64%
Return on average shareholders´ equity	16.56%	16.56%	14.28%	17.16%	14.28%	16.56%	16.43%	15.59%	15.84%	14.28%
EFFICIENCY
Operating expenses to operating income	51.90%	51.21%	55.51%	64.57%	48.38%	51.90%	51.55%	52.81%	55.85%	48.38%
Operating expenses to total assets	3.57%	3.69%	3.58%	4.25%	3.35%	3.57%	3.64%	3.59%	3.72%	3.35%

* Figures under IFRS are not audited and are subject to revision

8

BANCOLOMBIA S.A.
CONSOLIDATED BALANCE SHEET (IFRS*)			As of
(COP millions)	Mar-14	Jun-14	Sep-14	Dec-14	Mar-15
ASSETS
Cash and balances at central bank	8,409,611	8,436,446	10,001,915	11,194,859	11,082,550
Interbank borrowings	1,407,401	1,838,477	2,048,988	969,657	1,524,439
Reverse repurchase agreements and other similar secured lend	1,079,674	845,646	742,845	1,302,267	942,245
Investments	14,850,272	11,339,303	12,483,969	13,020,412	13,368,676
Derivative financial instruments - Assets	565,566	553,659	609,010	1,448,845	1,618,568
Loans and advances to customers	98,566,176	100,745,428	104,175,428	115,133,130	120,155,760
Allowance for loan and financial leases losses	(4,538,403)	(4,605,425)	(4,762,062)	(4,777,170)	(4,883,739)
Investment in associates and joint ventures	903,003	897,570	969,730	1,053,779	1,209,209
Goodwill and Intangible assets	3,966,051	3,742,022	3,971,230	4,583,927	4,944,627
Premises and equipment	2,213,647	2,270,882	2,305,474	2,397,220	2,500,456
Investment property	1,015,339	1,044,113	1,042,828	1,114,180	1,138,332
Prepayments	136,395	160,600	156,496	181,909	219,062
Tax receivables	59,453	151,746	151,431	279,202	374,387
Deferred tax	502,432	397,948	563,991	440,735	562,081
Assets held for sale	244,420	226,794	253,695	282,464	197,212
Other assets	1,292,551	1,466,193	1,108,810	1,189,941	1,527,967
Total assets	130,673,588	129,511,402	135,823,778	149,815,357	156,481,832
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	83,106,102	83,882,340	86,206,328	95,502,437	97,880,347
Deposit by banks	414,717	360,650	430,167	380,643	808,105
Derivative financial instruments - Liabilities	460,057	384,366	493,078	1,161,634	1,279,915
Borrowings from other financial institutions	12,259,156	11,062,008	11,474,946	13,918,234	14,712,690
Debt securities in issue	12,478,608	11,906,963	12,641,255	13,825,185	14,608,393
Preferred shares	536,445	550,504	565,076	579,946	537,335
Repurchase agreements and other similar secured borrowing	1,016,822	422,513	2,799,023	1,891,959	3,015,558
Tax liabilities	113,256	78,663	192,251	119,654	256,052
Deferred tax liabilities	587,969	603,154	628,705	645,101	737,404
Employee benefit pension plan	120,839	120,574	120,325	126,379	128,323
Other liabilities	4,343,703	4,408,346	3,906,933	3,952,809	4,606,030
Total liabilities	115,437,674	113,780,081	119,458,087	132,103,981	138,570,152
SHAREHOLDERS' EQUITY
Capital	460,827	464,495	480,869	480,914	480,914
Additional paid-in-capital	4,862,370	4,857,914	4,855,804	4,857,454	4,857,454
Appropriated reserves	5,180,130	5,180,046	5,213,608	5,167,971	6,073,613
Retained earnings	4,257,991	4,790,592	5,176,858	6,094,037	5,212,219
Cumulative other comprehensive income	15,160	(47,166)	160,785	618,243	812,061
Surplus	-	-	-	(8,201)	259
Shareholders’ equity attributable to the owners of the parent company	14,776,478	15,245,881	15,887,924	17,210,418	17,436,520
Non-controlling interest	459,436	485,440	477,767	500,958	475,160
Total liabilities and shareholders' equity	130,673,588	129,511,402	135,823,778	149,815,357	156,481,832

* Figures under IFRS are not audited and are subject to revision

9

BANCOLOMBIA S.A.
CONSOLIDATED INCOME STATEMENT (IFRS*)	As of					Quarters
(COP millions)	Mar-14	Jun-14	Sep-14	Dec-14	Mar-15	1Q14	2Q14	3Q14	4Q14	1Q15
Interest income and expenses
Interest on loans
Commercial loans	959,211	2,011,296	2,999,404	4,072,103	1,241,135	959,211	1,052,085	988,108	1,072,699	1,241,135
Consumer	581,137	1,160,068	1,733,907	2,325,923	624,650	581,137	578,931	573,839	592,016	624,650
Small business loans	31,720	64,828	96,937	135,654	42,026	31,720	33,108	32,109	38,717	42,026
Mortgage	297,648	606,166	882,983	1,164,706	323,091	297,648	308,518	276,817	281,723	323,091
Leasing	281,200	557,290	853,947	1,150,147	376,458	281,200	276,090	296,657	296,200	376,458
Total Interest on loans	2,150,916	4,399,648	6,567,178	8,848,533	2,607,360	2,150,916	2,248,732	2,167,530	2,281,355	2,607,360
Overnight and market funds	3,318	6,285	9,601	11,129	2,831	3,318	2,967	3,316	1,528	2,831
Interest on investment securities
Debt investments, net	7,489	16,027	22,583	28,839	12,712	7,489	8,538	6,556	6,256	12,712
Net gains from investment activities at fair value through income statement
Debt investments	184,300	245,456	267,931	435,843	138,788	184,300	61,156	22,475	167,912	138,788
Derivatives	(44,866)	(61,392)	(90,719)	(78,091)	(19,288)	(44,866)	(16,526)	(29,327)	12,628	(19,288)
Repos	48,414	90,802	136,816	164,463	(22,575)	48,414	42,388	46,014	27,647	(22,575)
Others	(2,246)	(8,188)	(1,549)	40,637	(2,355)	(2,246)	(5,942)	6,639	42,186	(2,355)
Total Net gains from investment activities at fair value through profit and loss	185,602	266,678	312,479	562,852	94,570	185,602	81,076	45,801	250,373	94,570
Total interest on investment securities	193,091	282,705	335,062	591,691	107,282	193,091	89,614	52,357	256,629	107,282
Total interest income	2,347,325	4,688,638	6,911,841	9,451,353	2,717,473	2,347,325	2,341,313	2,223,203	2,539,512	2,717,473
Interest expense
Borrowing costs	(97,050)	(194,667)	(272,322)	(382,997)	(101,794)	(97,050)	(97,617)	(77,655)	(110,675)	(101,794)
Overnight funds	(797)	(944)	(1,371)	(3,824)	(2,130)	(797)	(147)	(427)	(2,453)	(2,130)
Debt securities in issue	(190,278)	(378,757)	(572,503)	(787,994)	(236,239)	(190,278)	(188,479)	(193,746)	(215,491)	(236,239)
Deposits	(486,277)	(945,657)	(1,438,989)	(1,942,810)	(538,104)	(486,277)	(459,380)	(493,332)	(503,821)	(538,104)
Other interest (expense)	(31,148)	(55,981)	(109,966)	(136,044)	(32,372)	(31,148)	(24,833)	(53,985)	(26,078)	(32,372)
Total interest expense	(805,550)	(1,576,006)	(2,395,151)	(3,253,669)	(910,639)	(805,550)	(770,456)	(819,145)	(858,518)	(910,639)
Net interest income	1,541,775	3,112,632	4,516,690	6,197,684	1,806,834	1,541,775	1,570,857	1,404,058	1,680,994	1,806,834
Credit impairment charges, net	(334,060)	(639,635)	(956,095)	(986,432)	(340,917)	(334,060)	(305,575)	(316,460)	(30,337)	(340,917)
Goodwill and other assets impairment	(23,755)	(40,796)	(94,224)	(66,338)	(13,013)	(23,755)	(17,041)	(53,428)	27,886	(13,013)
Total net provisions	(357,815)	(680,431)	(1,050,319)	(1,052,770)	(353,930)	(357,815)	(322,616)	(369,888)	(2,451)	(353,930)
Net interest income after provision, net	1,183,960	2,432,201	3,466,371	5,144,914	1,452,904	1,183,960	1,248,241	1,034,170	1,678,543	1,452,904
Fees and other service income
Banking services	125,140	254,315	381,052	516,139	125,808	125,140	129,175	126,737	135,087	125,808
Credit and debit card fees	64,432	128,860	191,454	255,754	76,726	64,432	64,428	62,594	64,300	76,726
Electronic services and ATM fees	79,424	162,301	250,370	352,060	91,094	79,424	82,877	88,069	101,690	91,094
Brokerage	5,113	11,377	18,474	23,784	4,736	5,113	6,264	7,097	5,310	4,736
Acceptances, Guarantees and Standby letters of credits	15,284	25,211	39,821	51,923	11,291	15,284	9,927	14,610	12,102	11,291
Trust	50,711	100,579	151,473	203,608	65,296	50,711	49,868	50,894	52,135	65,296
Insurance banking	46,429	99,673	150,318	212,223	53,516	46,429	53,244	50,645	61,905	53,516
Proceeds	40,957	85,680	132,756	182,669	46,428	40,957	44,723	47,076	49,913	46,428
Others	233,451	514,016	784,111	1,110,966	286,547	233,451	280,565	270,095	326,855	286,547
Fees and other service income	660,941	1,382,012	2,099,829	2,909,126	761,442	660,941	721,071	717,817	809,297	761,442
Fees and other service expenses
Banking services	(51,591)	(107,838)	(162,171)	(221,500)	(61,653)	(51,591)	(56,247)	(54,333)	(59,329)	(61,653)
Others	(94,857)	(200,255)	(312,052)	(460,931)	(128,953)	(94,857)	(105,398)	(111,797)	(148,879)	(128,953)
Fees and other service expenses	(146,448)	(308,093)	(474,223)	(682,431)	(190,606)	(146,448)	(161,645)	(166,130)	(208,208)	(190,606)
Total fees and income from services, net	514,493	1,073,919	1,625,606	2,226,695	570,836	514,493	559,426	551,687	601,089	570,836
Other operating income
Derivatives FX contracts	20,527	39,267	(26,897)	(140,584)	49,389	20,527	18,740	(66,164)	(113,687)	49,389
Net foreign exchange	31,600	77,321	189,414	321,896	54,209	31,600	45,721	112,093	132,482	54,209
Hedging expenses	(6,855)	(13,761)	(15,699)	(22,923)	(7,887)	(6,855)	(6,906)	(1,938)	(7,224)	(7,887)
Services	-	-	-	-	1,243					1,243
Operating leases	80,585	185,156	260,797	361,500	102,551	80,585	104,571	75,641	100,703	102,551
Gains (or losses) on sale of assets	(8,813)	(1,534)	(1,319)	(69)	13,259	(8,813)	7,279	215	1,250	13,259
Other reversals	1,392	7,968	8,079	10,797	1,077	1,392	6,576	111	2,718	1,077
Total other operating income	118,436	294,417	414,375	530,617	213,841	118,436	175,981	119,958	116,242	213,841
Dividends received and equity method
Dividends	26,828	35,416	38,372	44,353	9,967	26,828	8,588	2,956	5,981	9,967
Equity investments	5,093	11,018	36,822	17,918	10,302	5,093	5,925	25,804	(18,904)	10,302
Equity method	43,383	67,159	103,128	70,199	33,727	43,383	23,776	35,969	(32,929)	33,727
Total dividends received and equity method	75,304	113,593	178,322	132,470	53,996	75,304	38,289	64,729	(45,852)	53,996
Total income	1,892,193	3,914,130	5,684,674	8,034,696	2,291,577	1,892,193	2,021,937	1,770,544	2,350,022	2,291,577

* Figures under IFRS are not audited and are subject to revision

10

CONSOLIDATED INCOME STATEMENT (IFRS)	As of					Quarters
(Ps millions)	Mar-14	Jun-14	Sep-14	Dec-14	Mar-15	1Q14	2Q14	3Q14	4Q14	1Q15
Operating expenses
Salaries and employee benefits	(418,694)	(830,981)	(1,237,447)	(1,762,246)	(483,679)	(418,694)	(412,287)	(406,466)	(524,799)	(483,679)
Bonuses	(52,039)	(103,143)	(146,689)	(260,059)	(54,913)	(52,039)	(51,104)	(43,546)	(113,370)	(54,913)
Administration and general expenses	(495,608)	(1,001,787)	(1,532,913)	(2,157,626)	(520,904)	(495,608)	(506,179)	(531,126)	(624,713)	(520,904)
Contributions and other tax burden	(107,537)	(228,440)	(323,579)	(462,690)	(114,745)	(107,537)	(120,903)	(95,139)	(139,111)	(114,745)
Depreciation and amortization	(93,794)	(203,921)	(315,866)	(432,888)	(105,631)	(93,794)	(110,127)	(111,945)	(117,022)	(105,631)
Total operating expenses	(1,167,672)	(2,368,272)	(3,556,494)	(5,075,509)	(1,279,872)	(1,167,672)	(1,200,600)	(1,188,222)	(1,519,015)	(1,279,872)
Net operating income	724,521	1,545,858	2,128,180	2,959,187	1,011,705	724,521	821,337	582,322	831,007	1,011,705
Other income (expenses)
Other income	152,395	288,453	455,906	569,033	134,634	152,395	136,058	167,453	113,127	134,634
Other expenses	(58,566)	(143,352)	(225,770)	(332,044)	(60,163)	(58,566)	(84,786)	(82,418)	(106,274)	(60,163)
Total other income (expenses)	93,829	145,101	230,136	236,989	74,471	93,829	51,272	85,035	6,853	74,471
Profit before tax	818,350	1,690,959	2,358,316	3,196,176	1,086,176	818,350	872,609	667,357	837,860	1,086,176
Income tax	(202,585)	(431,378)	(546,811)	(650,502)	(273,860)	(202,585)	(228,793)	(115,433)	(103,691)	(273,860)
Impuesto a la riqueza	-	-	-	-	(162,302)					(162,302)
Net income	615,765	1,259,581	1,811,505	2,545,674	650,014	615,765	643,816	551,924	734,169	650,014
Non-controlling interest	(4,045)	(26,327)	(22,362)	(46,613)	(23,772)	(4,045)	(22,282)	3,965	(24,251)	(23,772)
Net income attributable to the owners of the parent company	611,720	1,233,254	1,789,143	2,499,061	626,242	611,720	621,534	555,889	709,918	626,242

* Figures under IFRS are not audited and are subject to revision

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 15, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance